Goldman Sachs & Co. LLC 200 West Street New York, New York 10282-2198	Morgan Stanley & Co. LLC 1585 Broadway New York, New York 10036

June 21, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Request for Acceleration of Effectiveness

Linx S.A. (CIK No. 0001770883)

Registration Statement on Form F-1 (File No. 333-231796)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Linx S.A. (the “Company”), that the effective date of the Company’s above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 2:00 p.m. Eastern Standard Time, on June 25, 2019, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, have distributed approximately 2674 electronic prospectuses and 716 hard copies of the Preliminary Prospectus, dated June 13, 2019 (the “Preliminary Prospectus”), through the date hereof, to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

In connection with the distribution of the Preliminary Prospectus for the above-referenced issue, we have and will comply and have been informed by the other participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
As a Representative of the Several Underwriters

By:	/s/ Facundo Vazquez
Name:	Facundo Vazquez
Title:	Managing Director

[Signature Page to Linx S.A. Underwriters’ Acceleration Request Letter]

MORGAN STANLEY & CO. LLC
As a Representative of the Several Underwriters

By:	/s/ Amna Malik
Name:	Amna Malik
Title:	Executive Director

[Signature Page to Linx: S.A. Underwriters’ Acceleration Request Letter]